UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No      X

NORTEL INVERSORA S.A.

Item
1.	Press release datyed July 31, 2012 entitled “Nortel Inversora S.A. Announces Consolidated First Half Results for the Fiscal Year Ending December 31, 2012”.

Nortel Inversora S.A. Announces Consolidated First Half Results for the Fiscal Year Ending December 31, 2012

BUENOS AIRES, Argentina, July 31, 2012 /PRNewswire/ — Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. 1,243 for the six month period ended June 30, 2012 of fiscal year 2012, of which Ps. 647 correspond to Nortel as controlling shareholder.

Relevant matters

Dividends

On April 27, 2012, Telecom Argentina’s Annual Stockholders Meeting approved, among other items, a cash dividend distribution in the amount of Ps. 807 million, payable as from May 10, 2012, of which Ps. 442 million will be received by Nortel.

Summary of the Resolutions approved by the Ordinary and Extraordinary General and Special Class A Preferred Stockholders’ Meeting and the Board Meeting held on June 13 and June 14, 2012, respectively

The above referred Stockholders’ Meeting and Board Meeting resolved:

1.	the scheduled redemption of 401,794 Class “A” Preferred Shares, i.e., 100% of the outstanding Class “A” Preferred Shares, for an aggregate redemption price of Ps. 363 million;

2.	payment of Ps. 81.7 million to cancel 100% of the outstanding preferred basic dividend corresponding as of such date to the Class “A” Preferred Shares;

3.	payment of Ps. 22.8 million as additional dividend corresponding to the Class “A” Preferred Shares for fiscal year 2011;

4.	payment of Ps. 8.3 million as additional distribution, payable only and exclusively to those holders of Class “A” Preferred Shares who have entered into a settlement agreement with the Company, to the Company’s satisfaction, before June 27, 2012, releasing and irrevocably, finally and definitively terminating any claim relating to the Class “A” Preferred Shares;

5.	payment of Ps. 5.4 million to the holders of Class “B” Preferred Shares as dividend corresponding to fiscal year 2011; and

6.	payment of Ps. 5.6 million to the holders of ordinary stock as dividend corresponding to fiscal year 2011.

The scheduled redemption referred to in item 1) above was reflected in the Company’s books as a reduction of the accounts Capital Stock, Inflation Adjustment of Capital Stock and Share Issue Premiums, while payments referred to in items 2) to 6) were reflected as a reduction of the Voluntary Reserve for the Future Distribution of Dividends.

(Financial Tables below)

SIX MONTH PERIOD OF FISCAL YEAR ENDING DECEMBER 31, 2012

(in millions of Argentine pesos)

Consolidated Income Statement	June 2012	June 2011
Total revenues and other income	10,389	8,601
Operating costs	(8,514)	(6,683)

Operating Income	1,875	1,918
Financial results	69	(54)

Net income before income tax expenses	1,944	1,864
Income tax expense	(701)	(668)

Net income	1,243	1,196

Other comprehensive income	21	60

Total comprehensive income for the period	1,264	1,256

Consolidated Balance Sheet	June 2012	December 2011
Current assets	5,313	5,516
Non-current assets	10,017	9,874

Total assets	15,330	15,390

Current liabilities	5,048	5,958
Non-current liabilities	1,620	1,635

Total liabilities	6,668	7,593

Equity attributable to owners of the parent	4,666	4,022
Noncontrolling interest	3,996	3,775

Total equity	8,662	7,797

Total liabilities and equity	15,330	15,390

Ratios
Liquidity (a)	1.05	0.93
Indebtedness (b)	0.77	0.97

1.	Current assets to current liabilities

2.	Total liabilities to shareholders’ equity.

Jorge Alberto Firpo

Responsible in Market Relations

5411-49683631

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 1, 2012	By:	/s/ Jorge Alberto Firpo
	Name:	Jorge Alberto Firpo
	Title:	General Manager